

INNOVATOR PROGRAM
Tech Entrepreneurship at MOONSHOT
Transforming Curious Minds
Hands-on Learning
→ Robotics
→ Ecommerce
→ Creative Writing
→ Digital Marketing
→ AI
→ And More
Global Virtual CLASSROOM
For 10-17 Year Olds
Students from 12+ Countries

Alok Jain · 2nd

Co-Founder & CEO at Moonshot Junior Inc

San Jose, California, United States · 500+ connections ·

Contact info



Moonshot Junior Inc



Indian Institute of Technology, Bombay

Providing services

Career Development Coaching

See all details

Featured



All You Need
TO KNOW ABOUT
INNOVATOR PROGRAM

All You need to know about INNOVATOR PROGRAM

YouTube

The world is changing at a lightning speed. Is your child ready to adapt to this changing scenario whe...



MOONSHOT
Jr
Expert Seat with
Ken Burke

Expert seat with Ken Burke | MoonshotJr

YouTube

On the Expert Seat, we have a speaker, mento
author, founder of four online tech companies

Experience



Co-Founder & CEO
Moonshot Junior Inc
Dec 2019 – Present · 1 yr
San Francisco Bay Area

Moonshot Junior Inc. is a Silicon Valley-based startup, that is remodeling the concept of empowering today's builders and innovators, and turning them into tomorrow's educators and entrepreneurs. Our cutting-edge platform and products strive to uncover and nurture the STEAM skills in children. The best part is, this platform is an overlay around the ideas, projects and products straight out of the creative minds of children between 7-17 years, with some guidance from subject-matter experts where necessary.

We take pride in helping any kid who has questions, ideas, and above all, curiosity, f ...see mor



eZdia
7 yrs 1 mo



Co-Founder & Board Member
Part-time
Jan 2020 – Present · 11 mos
San Francisco Bay Area

We are disrupting the way eCommerce creates content today. Our content creation platform, CrewMachine™ brings a unique way of creating the eCommerce product content using Artificial intelligence/Machine learning and crowdsourcing via a network of 35,000+ subject matter experts. ...see mor



Co-Founder, Chief Sales & Marketing Officer
Mar 2018 – Jan 2020 · 1 yr 11 mos
San Francisco Bay Area

Show 1 more role ⌄



Co-Founder & President
Realtycohost
Sep 2017 – Present · 3 yrs 3 mos
San Francisco Bay Area



Co-Founder & President
Tulsana Consultancy
Aug 2008 – Oct 2017 · 9 yrs 3 mos

Houston, Texas Area



Head of SEO
Walmart.com
Jun 2011 – Oct 2013 · 2 yrs 5 mos
San Bruno, CA

Lead Multi-Billion$ SEO/Direct marketing channel for Walmart.com:
* Lead marketing intelligence, SEO content & marketing strategy, vendor relations etc.
* Owned forecasting and budgeting for SEO/Direct channels
* Managed large teams of SEO analysts/writers.   ...see mor

Show 4 more experiences ⌄

Education



Indian Institute of Technology, Bombay
MS/Mtech, Electrical Engineering
1999 – 2001

SGSITS, Indore
BS/BE, Electrical Engineering
1995 – 1999



